Exhibit 12.1

TECO ENERGY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the company’s ratio of earnings to fixed charges for the periods indicated.

	Year Ended December 31, (1)
$ millions	2002		2001	2000	1999	1998
Income before income tax	$259.8		$271.7	$256.8	$280.5	$277.7
Interest expense (6)	196.9		190.0	174.9	130.7	108.9
Preferred stock dividends	—		—	—	—	—
Less: (Income) loss from equity investments	6.0		(6.7)	(7.7)	(3.2)	(3.4)

Earnings before taxes and fixed charges	$462.7		$455.0	$424.0	$408.0	$383.2

Interest expense (6)	$196.9		$190.0	$174.9	$130.7	$108.9
Interest on refunding bonds	(0.9)		(1.0)	(1.0)	(1.0)	(1.0)
Preferred stock dividends	—		—	—	—	—

Total fixed charges	$196.0		$189.0	$173.9	$129.7	$107.9

Ratio of earnings to fixed charges	2.36x	(2)	2.41x (3)	2.44x	3.15x (4)	3.55x (5)

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investments and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.

(1)	All prior periods presented reflect the reclassifications of TECO Coalbed Methane’s results from continuing operations to discontinued operations. In December 2002, TECO Energy sold substantially all of its coalbed methane assets to the Municipal Gas Authority of Georgia.

(2)	Includes the effect of other non-operating pretax items totaling $48.2 million, including $34.1 million at TECO Energy related to a debt refinancing, and asset valuations of $9.2 million and $4.9 million at TECO Power Services and TECO Investments, respectively. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 2.61x for the year ended Dec. 31, 2002.

(3)	Includes the effect of other non-operating pretax items totaling $11.1 million for asset valuations recorded at TECO Power Services and TECO Investments. The effect of these items was to reduce the ration of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 2.47x for the year ended Dec. 31, 2001.

(4)	Includes the effect of other non-operating pretax items totaling $21.0 million recorded at Tampa Electric, TECO Investments and TECO Energy. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.49x for the year ended Dec. 31, 1999.

(5)	Includes the effect of other non-operating pretax items totaling $30.5 million associated with write-offs at TECO Coal and Tampa Electric, and $.6 million pretax of merger-related costs. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.84x for the year ended Dec. 31, 1998.

(6)	Interest expense includes total interest expense, excluding AFUDC, and an estimate of the interest component of rentals.